18000635

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48957 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 5TH FLOOR
(No. and Street)

| NEW YORK | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS SULLIVAN — 212-687-5650
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAWROCKI SMITH LLP
(Name – *if individual, state last, first, middle name*)

| 290 BROAD HOLLOW ROAD | MELVILLE | NY | 11747 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2018
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OKE 5/30/18
GK

## OATH OR AFFIRMATION

I, ROCCO GUIDICIPIETRO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER CAPITAL LP, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS F. SULLIVAN
Notary Public, State of New York
No. 01SU6025131
Qualified in Nassau County
Commission Expires May 24, 2019

Notary Public

Signature

COO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Alexander Capital, LP:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Alexander Capital, LP (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Capital, LP as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Alexander Capital, LP's management. Our responsibility is to express an opinion on Alexander Capital, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alexander Capital, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplementary Information**

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Alexander Capital, LP's financial statements. The supplementary information is the responsibility of Alexander Capital, LP's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Capital, LP's auditor since 2014.

Melville, New York
February 28, 2018

Nawrocki Smith LLP

# Alexander Capital, LP

## Statement of Financial Condition

| *December 31, 2017* | |
|---|---|
| **Assets** | |
| Cash | $214,042 |
| Receivable from and deposit with clearing broker | 829,562 |
| Property and equipment, net | 19,755 |
| Prepaid expenses | 66,660 |
| Commissions receivable | 33,880 |
| **Total Assets** | $ 1,163,899 |
| **Liabilities and Member's Equity** | |
| **Liabilities:** | |
| Commissions payable | 622,904 |
| Commissions payable to related party | 144,827 |
| Accounts payable and accrued liabilities | 171,343 |
| **Total Liabilities** | 939,074 |
| **Member's Equity** | 224,825 |
| | $ 1,163,899 |

*See accompanying notes to financial statements.*

## 1. Business

Alexander Capital, LP (the "Company") is a New York limited partnership formed on March 25, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through correspondent clearing brokers RBC Capital Markets ("RBC") or COR Clearing ("COR") on a fully disclosed basis.

## 2. Summary of Significant Accounting Policies

### *Basis of Presentation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### *Agreement with clearing brokers*

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis.

### *Property and Equipment*

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method.

As of December 31, 2017, net property and equipment is comprised of the following:

| | |
|---|---|
| Furniture, fixtures and equipment | 116,975 |
| Less: accumulated depreciation | 97,220 |
| | 19,755 |

### *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Income Taxes*

As a limited partnership, the Company is considered to be a disregarded entity and thus not subject to Federal or State taxes. However, the Company is subject to a New York City unincorporated income tax, the levy of which is not expected to be a material amount.

### *Revenue Recognition*

Commissions and related clearing expenses that are administered via RBC are currently recorded on a settlement date basis due to the existing accounting protocol at RBC. Commissions and related clearing expenses that are administered via COR Clearing are currently recorded on a trade date basis due to the existing accounting protocol at COR. There are no material differences between trade date and settlement date revenue amounts.

Investment banking revenues include fees, net of expenses arising from securities offerings in which the company participates. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking revenue is booked when the deal is completed and the income is reasonably determinable.

Material amounts of mutual fund revenues are recorded in the period in which they are earned.

Managed account fees earned at RBC are billed in advance and paid quarterly. The company defers revenue in three-month increments and recognizes the revenue monthly.

## 3. Receivables from and deposit with clearing broker

The Company introduces its securities transaction business into RBC Capital Markets LLC and COR Clearing LLC. The receivable from clearing brokers represents net cash held by the clearing brokers for commissions generated during the year ended December 31, 2017, and the deposit with the clearing brokers. As required by the respective clearing agreements, the Company maintains $175,000 in deposits with the clearing brokers, which is included in "Receivables from and deposit with clearing broker" in the accompanying Statement of Financial Condition at December 31, 2017.

## 4. Commitment

### *Rent*

The Company has sub-leasing agreements for the rental of office spaces located at 17 State Street, New York, NY, 1150 South Avenue, Staten Island, NY and 89 Headquarters Plaza Morristown, NJ with Nesa Management LLC, a company controlled by the partners. These sub-leases provide for a payment of approximately $76,000 per month which includes electricity and related occupancy charges. Rent expense for the year ended December 31, 2017 was $910,000 and its included as occupancy and equipment on the Statement of Operations.

### *Litigation*

The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company.

## 5. Concentration of Credit Risk

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

## 6. Related party transactions

Through direct or some level of commonality of ownership, the company has five related parties it may conduct business. Nesa Management owns a minority percentage and holds the lease for the spaces the company occupies. Alexander Capital Ventures is a private-equity company who sometimes places the company's clients in investment opportunities. The company earned approximately $800,000 in revenues from this business. Arive Capital Markets is a broker dealer who clears their business through a piggy-back arrangement with the company into the company's correspondent clearing firms. The company earned approximately $60,000 in administrative fees from this business. Alexander Capital Wealth Management and Alexander Capital Insurance Agency bring no material revenue in to the company.

## 7. Other Income

The company's other income is comprised of ticket charges paid by the company's correspondent clearing firms, administrative fees from clearing business from Arive Capital Markets and broker rebates.

## 8.Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2017, the Company had regulatory net capital of $138,441. which exceeded its minimum requirement of $62,605 by $75,806. The Company's percentage of aggregate indebtedness to net capital was 678% at December 31, 2017.

## 9. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 16, 2017, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.